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                           June 28, 2024

       Rick Gaenzle
       Chief Executive Officer
       Blue Gold Ltd
       3109 W. 50th Street, #207
       Minneapolis, MN 55410

                                                        Re: Blue Gold Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed June 14, 2024
                                                            File No. 333-280195

       Dear Rick Gaenzle:

               Our initial review of your registration statement indicates that it fails in a material respect to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, we note that Blue Gold Limited has not provided a Technical Report Summary, as required by Item 1302(b)(2) and Item
       601(b)(96) of Regulation S-K. Please file an amendment to your registration statement that contains a Technical Report Summary.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses this deficiency.



                                                        Please contact Daniel
Morris at 202-551-3314 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Giovanni Caruso, Esq.,
of Loeb & Loeb LLP